SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No. 4)1

Ambow Education Holding Ltd.

(Name of Issuer)

American Depositary Shares 2

(Title of Class of Securities)

02322P101

(CUSIP Number)

Dec 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

[2]	Each American Depositary Share represents 2 Class A Ordinary Shares, par value US$0.0001 per share.

The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Forms

CUSIP NO. 02322P101	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GIC Private Limited (Formerly known as Government of Singapore Investment Corporation Pte Ltd) (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 889,406**
	6.	SHARED VOTING POWER 455,357**
	7.	SOLE DISPOSITIVE POWER 889,406**
	8.	SHARED DISPOSITIVE POWER 455,357**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,344,763**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.03%**
12.	TYPE OF REPORTING PERSON* CO

**	Each American Depositary Share represents 2 Class A Ordinary Shares, par value US$0.0001 per share. Percentage is based on 53,412,913 Class A Ordinary Shares outstanding as reported in the issuer’s annual report filed with the Securities and Exchange Commission on May 29, 2012.

Item 1(a). Name of Issuer

Ambow Education Holding Ltd.

Item 1(b). Address of Issuers’ Principal Executive Offices

18th Floor, Building A, Chengjian Plaza,

No.18, BeiTaiPingZhuang Road, Haidian District,

Beijing 100088, People’s Republic of China.

Item 2(a). Name of Person Filing

GIC Private Limited

Item 2(b). Address of Principal Business Office

168, Robinson Road

#37-01, Capital Tower

Singapore 068912

Item 2(c). Citizenship

Singapore

Item 2(d). Title of Class of Securities

American Depositary Shares

Item 2(e). CUSIP Number

02322P101

Item 3. If this statement is filed pursuant to Rules 13d-I (b) or 13d-2(b) or (c), check whether the person filing is a

Not applicable. This statement is filed pursuant to Rule 13d-1(c).

Item 4. Ownership

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
Reporting Person	No of Securities Beneficially Owned	Power to Vote		Power to Dispose
		Sole(1)	Shared(1)	Sole(1)	Shared(1)
GIC Private Limited[2]	1,344,763	889,406	455,357	889,406	455,357

1	GIC Private Limited (“GIC”) is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 889,406 securities beneficially owned by it. GIC shares power to vote and dispose of 455,357 securities beneficially owned by it with MAS.
2	GIC disclaims membership in a group.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2014	GIC Private Limited
Date

	by	/s/ Celine Loh	/s/ Lim Eng Kok
		Celine Loh	Lim Eng Kok
		Senior Vice President	Senior Vice President